CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Subsidiary Expands to Accountancy Training for Global Markets

August 16th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce that its wholly owned subsidiary Sprott-Shaw Degree College (“SSDC”) has signed an articulation agreement with the Certified General Accountants Association of British Columbia (“CGA-BC”).

Currently 5 levels of courses are required to complete the Certified General Accountants (“CGA”) designation.  This agreement allows SSDC’s Bachelor of Business Administration (“BBA”) graduates to receive credit recognition for 4 out of the 5 levels.

“In the next two years, publicly traded companies from around the world including those from China, Hong Kong and the European Union will adopt uniform accounting standards called IFRS (International Financial Reporting Standards).  Major economic powers, such as China have agreed to implement IFRS. The United States has also agreed to accept the uniform standard," commented Toby Chu, president and CEO, Vice Chairman. "We believe that the development of this global trend will significantly increase the volume of accounting work and demand for accounting personnel with CGA skills will follow.  This latest development would allow SSDC to capitalize on this imminent demand.  We plan to deploy this program throughout our international network of colleges in various countries, supplemented by our Global Learning Network infrastructure."

About Certified General Accountants’ Designation:

The Certified General Accountants’ designation is recognized as a leading Canadian and international accounting designation. There are over 75,000 CGAs and CGA students across the globe.  The 15,000 CGAs and CGA student within British Columbia, Canada, represents the largest body of accounting professionals in the province. With the globalization of accounting standards the CGA designation has been gaining an international standing.  CGA designations are currently granted in Bermuda, the Caribbean, China, Hong Kong, Mauritius, Mexico, and the Philippines.  CGA members are also eligible to readily obtain reputable accounting designations in the largest market driven economies outside of Canada, including the ACCA (recognized globally), CPA Australia, CPA Ireland, and OEC France.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHLEI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains statements of forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statement in this news release as to the programs expected to be offered by the partnership with CGA, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; uncertainties as to the acceptance of the arrangements with all parties involved; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

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